John Hancock Variable Insurance Trust
601 Congress Street
Boston, Massachusetts 02210

February 23, 2018

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549

Attention:	Tony Burak Sonny Oh

Re:	John Hancock Variable Insurance Trust (the “Trust”) — File No. 333-222587 Registration Statement on Form N-14

Dear Messrs. Burak and Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on February 12, 2018, from Tony Burak of the accounting staff of the Securities and Exchange Commission (the “SEC”) and from Sonny Oh of the SEC disclosure review staff, each with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of Mid Cap Stock Trust, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of Alpha Opportunities Trust, also a series of the Trust (the “Acquired Fund” and, together with the Acquiring Fund, the “Funds”) (the “Reorganization”). The Registration Statement was filed with the SEC on January 17, 2018, accession no. 0001133228-18-000369.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Registration Statement.

I.	Comments from Mr. Burak

A.	Combined Proxy Statement and Prospectus (“Proxy/Prospectus”)

1.
Comment — In “Overview of the Reorganization, under “Portfolio Repositioning,” it is stated that brokerage costs in connection with portfolio repositioning are estimated to be approximately $30,071, and under “Reorganization Expenses,” it is stated that overall reorganization expenses are estimated to be approximately $88,878. Please revise the overall reorganization expense estimate if it does not include the estimated brokerage costs associated with portfolio repositioning.

Response — The Trust has made the requested change.

2.	Comment — Please confirm that the information under “Annual Fund Operating Expenses” reflects each Fund’s current expenses.

Response — The Trust so confirms.

B.	Statement of Additional Information (“SAI”)

3.
Comment — In the next-to-last paragraph of “Pro Forma Financial Information,” please revise the disclosure regarding “realized depreciation on investments” to disclose the estimated capital gains that the Acquired Fund is expected to realize in connection with the sale of portfolio securities in connection with the Reorganization.

Response — The Trust has made the requested change.

Page 2 February 23, 2018
4.
Comment — In the last paragraph of “Pro Forma Financial Information,” please revise the overall reorganization expense estimate of approximately $88,878 if it does not include the estimated brokerage costs associated with portfolio repositioning of approximately $30,071.

Response — The Trust has made the requested change.

Comments from Mr. Oh

A.	Contract Owner Letter

1.
Comment — Under “The Reorganization,” please disclose the specific reason that the Reorganization is being proposed. Also, include similar disclosure in the Proxy/Prospectus under “Overview of the Reorganization” and “Reasons for the Reorganization.”

Response — The Trust respectfully notes that the fourth paragraph in this section states that “The Reorganization is also intended to address the long-term viability of the Acquired Fund in light of expected substantial redemptions.” Further, this statement is also included under “Overview of the Reorganization — Reasons for the Reorganization.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

2.	Comment — In the fourth paragraph under “The Reorganization,” please revise the reference to “the Board” to state “the Board of the Acquiring Fund.”

Response — As both Funds are series of the Trust, the reference to “the Board” has been revised to “the Board of Trustees of the Trust.”

3.
Comment — In the first paragraph of the second page of the Contract Owner Letter, please revise the term “variable insurance contracts” to specify whether such contracts are variable life or variable annuity contracts, or both.

Response — As the only shareholders of the Acquired Fund are insurance company separate accounts related to variable life insurance contracts, the Trust has revised the Registration Statement to clarify that any such contracts are variable life contracts.

B.	Proxy/Prospectus

4.
Comment — On the first page, in the third paragraph after the table stating the names of the Funds, please add Securities Act numbers where appropriate and consider reorganizing the filings incorporated by reference in a numbered or bulleted list rather than in paragraph form.

Response — The Trust respectfully notes that Securities Act numbers are included for filings incorporated by reference, where appropriate. Further, the Trust believes that the current presentation of this information is appropriate. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

5.	Comment — On the cover page, please revise the date of the Proxy/Prospectus and the reference to the date of the SAI to the date that the Registration Statement is expected to become effective.

Response — The Trust intends to use the Proxy/Prospectus and SAI no earlier than March 1, 2018. Accordingly, the Trust expects to file definitive forms of Proxy/Prospectus and SAI on or about that date pursuant to Rule 497(b) under the Securities Act of 1933, as amended (the “Securities Act”). As a result, the Trust respectfully declines to make any changes in response to this comment.

Page 3 February 23, 2018
6.	Comment — In the third sentence of the second paragraph under “Introduction,” please revise the term “underlying investment media” to “underlying investment options” or a similar Plain English term.

Response — The Trust has made the requested change.

7.	Comment — In the third sentence of the second paragraph under “Introduction,” please add a reference to variable annuity contracts, if appropriate.

Response — As stated in our response to Mr. Oh’s comment no. 3, the only shareholders of the Acquired Fund are variable life-related separate accounts. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

8.
Comment — In “Overview of the Reorganization, under “Portfolio Repositioning,” please revise the disclosure regarding portfolio repositioning costs to express such costs as a dollar amount per Acquired Fund share rather than as a percentage of the Acquired Fund’s net assets.

Response — The Trust has made the requested change.

9.	Comment — Please confirm that the side-by-side comparison of the Acquired and Acquiring Funds in the discussion of the Proposal is in tabular format.

Response — The Trust so confirms.

10.
Comment — The disclosure under “Risks Common to Both Funds” includes exchange-traded funds, preferred and convertible securities, real estate investment trust, and real estate securities risks. Please confirm that these risks are applicable to both Funds, or revise the disclosure as appropriate.

Response — Upon review, the Trust has determined that these risks are applicable solely to the Acquired Fund and has revised the disclosure accordingly.

11.	Comment — Under “Particular Risk of Mid Cap Stock Trust,” please confirm that information technology risk applies solely to the Acquiring Fund.

Response — The Trust so confirms.

12.
Comment ‑ Under “Portfolio Turnover,” as neither of the Funds is a fund of funds, please revise the reference to buying and selling shares of underlying funds to refer instead to buying and selling securities.

Response — The Trust has made the requested change.

13.
Comment — Regarding the performance information disclosed under “Performance,” please explain the legal basis for including in the performance information of a more recently established share class, the performance of the Fund’s oldest share class for periods prior to the inception date of the newer share class.

Response — The Trust has provided pre-inception share class returns from the oldest class of shares in order to show performance relevant to an investor from the period that the Acquired Fund’s shares first became effective. The Trust believes that presenting uniform periods for all classes, with appropriate disclosures, provides more meaningful performance comparisons between the Acquired and Acquiring Funds for contract owners having contract values invested in a particular class. See Merrill Lynch Asset Management, Inc. (pub. avail. March 9, 1990).

Page 4 February 23, 2018
14.
Comment — Regarding the performance information shown for periods prior to the inception date of a more recently established share class, please explain why it is stated that such performance has not been adjusted to reflect the Rule 12b-1 fees of the newer share class.

Response — The purpose of stating that pre-inception performance does not include the effect of the Rule 12b-1 fees of the newer class is to illustrate the difference in expenses that may cause the newer share class performance to be higher or lower than that of the older class if it were to be adjusted for this difference.

15.	Comment — Under “Board Consideration of the Reorganization” please disclose if the Board considered any adverse factors relating to the Reorganization.

Response — The Trust respectfully notes that, based upon a review of a number of factors, including all of the eleven factors specifically described under “Board Consideration of the Reorganization,” the Board concluded that the Reorganization was in the best interests of the Acquired Fund. Specifically, as noted in the second paragraph under “Board Consideration of the Reorganization,” the Board considered “any direct and indirect costs to be incurred by the Acquired Fund as a result of the Reorganization.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

16.	Comment — Under “Board Consideration of the Reorganization” please consider reorganizing the factors considered by the Board as part of a numbered or bulleted list rather than in paragraph form.

Response — The Trust believes that the current presentation of this information is appropriate. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

17.
Comment — In the last paragraph of “Description of the Securities to Be Issued,” as each Fund offers Series I and Series NAV shares, but only the Acquiring Fund offers Series II shares, please disclose the fact that only the Acquiring Fund offers Series II shares at an appropriate earlier section of the Proxy/Prospectus.

Response — The Trust has made the requested change.

18.
Comment — In the last paragraph of “Description of the Securities to Be Issued,” as each Fund offers Series I and Series NAV shares, but only the Acquiring Fund offers Series II shares, please revise the first sentence to more precisely refer to each Fund’s share classes.

Response — The Trust has made the requested change.

19.	Comment — Under “Federal Tax Consequences,” please disclose the applicable sections of the Code that will be cited in the tax opinion.

Response — The Trust respectfully notes that the first paragraph of this section cites Section 817(d) of the Code and Treasury Regulations section 1.817-5(f). Accordingly, the Trust respectfully declines to make any changes in response to this comment.

20.
Comment — Please revise the disclosure under “Additional Information About the Funds ‑ Additional Information About the Funds’ Principal Risks” as necessary consistent with the Trust’s responses to Comment nos. 10 and 11 from Mr. Oh.

Response — The Trust has made the requested change.

21.
Comment — Please revise the first sentence under “Additional Information About the Funds ‑ Additional Information About the Funds’ Principal Risks ‑ Exchange-traded funds risk” to contrast how ETFs and non-exchange-traded mutual funds are bought and sold.

Response — The Trust believes that the current disclosure regarding ETFs is appropriate. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Page 5 February 23, 2018
22.
Comment — Under “Shareholder and Voting Information—Solicitation of Proxies and Voting Instructions,” it is stated that an independent fiduciary will instruct the Insurance Companies how to vote Acquired Fund shares represented by unregistered separate accounts. Please explain the reasons why this method will be used to vote such shares.

Response — Upon further review, the Trust has determined that there are no Acquired Fund shares represented by unregistered separate accounts and therefore has deleted this statement.

23.
Comment — Please confirm that the information provided under “Outstanding Shares and Share Ownership” will relate to both the Acquired and Acquiring Funds, as required by Item 7(c)(4)(i-iii) of Form N-14.

Response — The Trust so confirms.

24.	Comment — For the proxy card, please include the heading “Proxy Card.” In addition, please revise the paragraph preceding the signature block to appear in bold.

Response — The form of proxy card that is included in the Registration Statement is shown for informational purposes only. The proxy card that the Trust will actually use in connection with soliciting voting instructions in connection with the Reorganization will be labeled appropriately and the content thereof will include emphases where appropriate.

C.	SAI

25.	Comment — On the cover page, please revise the date of the SAI to the date that the Registration Statement is expected to become effective.

Response — The Trust intends to use the Proxy/Prospectus and SAI no earlier than March 1, 2018. Accordingly, the Trust expects to file definitive forms of Proxy/Prospectus and SAI on or about that date pursuant to Rule 497(b) under the Securities Act. As a result, the Trust respectfully declines to make any changes in response to this comment.

D.	Form of Tax Opinion

26.
Comment — Please represent that the Trust will file a post-effective amendment to the Registration Statement after the Reorganization closes to include as an exhibit an executed copy of the tax opinion.

Response — The Trust represents that it will file a post-effective amendment to the Registration Statement after the Reorganization closes to include as an exhibit an executed copy of the tax opinion.

* * *

The Trust, on behalf of the Acquiring Fund, intends to file definitive forms of Proxy/Prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (617) 572-0420.

Sincerely,

/s/ Harsha Pulluru
Harsha Pulluru

cc:	Betsy Anne Seel